February 11, 2026

William G. Rice
Chairman, President and Chief Executive Officer
Aptose Biosciences Inc.
66 Wellington Street West, Suite 5300
TD Bank Tower, Box 48
Toronto, Ontario M5K 1E6
Canada

       Re: Aptose Biosciences Inc.
           Schedule 13E-3/A filed February 9, 2026
           File No. 005-49893
           Revised Preliminary Proxy Statement on Schedule 14A filed February 9, 2026
           File No. 001-32001
Dear William G. Rice:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms used herein have the same meaning as in the preliminary proxy statement, as revised, unless otherwise indicated.

Schedule 13E-3/A and Revised Preliminary Proxy Statement on Schedule 14A, each filed
February 9, 2026
Recommendation of the Board and Transaction Committee and Reasons for the Arrangement, page 43

1. We reissue in part prior comment 9 in our letter dated January 30, 2026. We note the following revised disclosure on page 43 of the Proxy Statement: "The Transaction
       Committee did not consider the Corporation   s . . . liquidation value
to be material to
       determining a fair price to be paid to Shareholders (other than Parent and its affiliates) in determining the fairness of the Arrangement to unaffiliated shareholders
.. . ." (emphasis
       added). Please reconcile this revised disclosure with the following statement made on page 45 of the Proxy Statement: "[A]lternative proposals from potential counterparties did not . . . provide a viable alternative to insolvency which the Corporation faces
 February 11, 2026
Page 2

       without the Arrangement" (emphasis added).
Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC, page 48

2. We reissue in part prior comment 15 in our letter dated January 30, 2026. At the beginning of the new subsection entitled "Management Forecast," beginning on page 53 of the Proxy Statement, we note the list of the types of assumptions that management made in preparing the Management Forecast. Please revise to quantify such assumptions where practicable. See pages 10-11 of Appendix F to the Proxy Statement. Important Information Regarding the Corporation, page 90

3. We reissue in part prior comment 20 in our letter dated January 30, 2026. Please disclose the effect of the Rule 13e-3 transaction on the affiliated filers interest in the net earnings of the Corporation in both dollar amounts and percentages. See Item 7 of
Schedule 13E-3
       and Instruction 3 to Item 1013 of Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Shane Callaghan at 202-551-6977.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Mergers
& Acquisitions